

BLAZNTECH

2019 Report

Dear investors,

Rest assured your investment in BLAZnTECH is very much moving towards a rewarding future.

Much of 2019 has required us to stop all sales operations due to pending IP negotiations (reestablished for 2020).

We continue working with our new partners (market leader in weapons maintenance) to establish mass production for their own version of our patented MWCS.

https://wefunder.com/updates/128452

In addition to expected royalties, BLAZnTECH plans to clear much of its own MWCS inventory during the next 3-6 months. Simultaneously, continuing brand development and broadening our product line beyond just weapons maintenance., i.e., First Aid/Survival kits.

Please stay tuned via Wefunder's private investor portal for updates.

Should any of you have questions or concerns, please email info@blazntech.com or call (704) 800-1202.

"The early part of 2020 has been unlike any other year for firearm purchases—particularly by first-time buyers—as new NSSF research reveals millions of people chose to purchase their first gun during the COVID-19 pandemic. " - National Shooting Sports Foundation

We need your help!

Support BLAZnTECH in its attempt to modernize weapons maintenance by sharing @blazntech on Instagram and blazntech.com with everyone you know that owns a firearm.

BLAZnTECH investors are always welcome to schedule a private meeting by emailing info@blazntech.com or calling (704) 800-1202.

Much of our work from previous years will start coming to fruition in 2020. Please remember we must remain disciplined with well-planned public and investor communications.

Sincerely,

Benjamin Bondar
CEO & Founder

Michael Penney
Chief Evangelist

Our Mission

BLAZnTECH is a company we are all proud to be a part of. Our ambition is to provide all gun owners with a fast, effective, and enjoyable way to clean their firearms. Guns get dirty, they need to be maintained. Our focus is on providing gun owners, military, and law enforcement with the fastest and easiest way to clean their dirty firearms. BLAZnTECH is zeroed in on revolutionizing weapons maintenance and providing a luxurious cleaning experience.

See our full profile

How did we do this year?

Report Card

B+

The Good

- IP negotiations with market leader.
- Strategic implementation to establish big army contracts.
- Reduced operating expenses.

The Bad

- Time lost due to pending negotiations (patent licensing deal).
- Stopping MWCS sales and production due to pending negotiations with market leader (reestablished for 2020).
- Working with new suppliers to be Berry Amendment qualified.

2019 At a Glance

January 1 to December 31

$13,734
Revenue

-$31,293
Net Loss

$0
Short Term Debt

$15,000
Raised in 2017

$2,000
Cash on Hand

We ❤ Our 140 Investors

Thank You For Believing In Us

Andrey Tkachuk
Chris Calabrese
Raymond Wu
Carey Martell
Matthew W Severson
Pam Coleman
Marijoy Leynes
Andrew Bushnell
Marsha Weisss
Cody Thornton
Rick Firmine
Robert Snyders
Michael Wayne Smith
Steven Souris
Derek Zoretic
William Farrington
Michael Abbott
Kenneth Alva Stephenson
Gerald Gordon GROVES
Wyatt Hanna
Craig Vom Lehn
Anthony DANIEL
Luis A Colon
Ken Stewart
Jacques Fu
Cornelius Matthew
Peter Junot
Paul Varkey
Anna Varvara Makra
Santosh Kumar
Seralathan Kamalanathan
George R Jacobs
William Pitts
Robert T Cunningham
Ernest Swauger
Edward Kuhrt
Thomas Coppola
John M. Dowd
Marc H. Ferrera
Ron Nelson
Jim Burtoft
Sean Hanagan
Ashley Houston
Larry Berman
Marcus Michles
Phil Abbett
PEDRO DORREGO
Michael Fisher
Cameron Grable
Corey Nichols
Erik Dwyer
Stephen Pettey
Peter L. Cimino
Bryan Sarlitt
Alex Shane Davis
Frantz PetitFrere
Shaka Quan
Judd Snell
Randolph J Lieberman
David Keranen
Andrew Douglas VanderP...
Anthony Zamora
Daniel Czosnyka
Bill Combes
Patricia Mceachron
Adam Dearstine
Heather Montgomery Sto...
James Williams
Michael Witt
ALLEN EDWARDS
Valerie A Reid
Russell Scott
Russell Larocque
Daniel Johnsen
Mason C LeMay
James Martin
Amy Bishop
Darlington Etumni
Beau Vincenzes
Chris Sutliff
Christopher Osburn
Sidonia Gause
Linnea Poehler
Aeshvarya Verma
Danny L Sanford
Corbin DeMay
David D'Antonio
Ramachendra P Batni
William Stankus
Ioana Grigoras
Christopher Isensee
Daniel Nafziger
Robert Caire
Vito J. Federici
Ben Hubert
Lesley E White
Johnny Joe Johnson
James Berkel
Lon HOSKINS
Franklin E. Powers, Jr.
Warren Thielz
Matthew T Sorensen
Michael Tilma
Henry Henderson
Michael S. Grogan
Ben Schott
Michael Bauermeister
Doug Lyon
Morris Gelman
Joshua Littmann
Leon Dusoe
John Micheal Stephen
Richard V.HALE
Jon Ferrante
Robert Esposito
Steve Brady
Antonia David
Kirby Trumbo
Stephen Yoskowitz
Franklin E. Powers, Jr.
Stanley Forwand
Lyle Notice
Jatin Shah
Richard K Smith
Trasey Green
Dustin Schouten
David Chang
Gene Presson
Kevin Kidwell
Mark Phillips
Ethan Yoder
Jim Blackburn
James Young
Karl Stier
Daniel Keen
Jimmy Martin
Elliott Goldberg
Andrew Dysart
Bruce D Armstrong, DVM
Deborah Schnarr

Thank You!

From the BLAZnTECH Team





Benjamin Bondar
CEO & Founder

Michael Penney
Chief Evangelist



Steven Tkachuk
PRODUCT DESIGN



Nick Udall
DIRECTOR OF ENGINEERING



Cody Cuellar
Creative Director



William H Tate
Advisor
William loves to train, advise and assist people in solving their money management challenges.



Michael Penney
Advisor
Michael is a Marine combat veteran of Iraq and Afghanistan. He is a combat marksmanship instructor, foreign weapons instructor, NRA instructor, Chief Range Safety officer, entrepreneur and, inventor.



Cj Dugan
Business Development



Megan Jasso

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Benjamin Bondar	CEO, CTO @ BLAZnTECH	2014

Officers

OFFICER	TITLE	JOINED
Benjamin Bondar	CEO, Founder, President	2014

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Benjamin Bondar	6,100,000 Common Stock	61.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2015	$120,000		Section 4(a)(2)
11/2015	$66,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
11/28/2015	$120,000			None	
11/28/2015	$66,000			None	

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Paul Meyliker	09/24/2018	$40,000	$40,000	0.0%	05/16/2021	Yes
PQC	05/30/2019	$15,000	$15,000	0.0%	04/01/2021	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	3,300,000	3,300,000	No
Class A, Common Stock	6,700,000	6,700,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Other rights:

0

Risks

We have an established production pipeline and supply chain management in order to ramp up production to meet the growing demand for our products. Our team of industry experts has positioned BLAZnTECH to increase growth in a commercial market with an aim at entering the DoD GSA schedule through prime contracting routes.

BLAZnTECH has produced the world's first and only motorizedweapons cleaning system (MWCS). Imitation products produced by competing companies may come into the market place. BLAZnTECH motorized weapon cleaning systems utilize the worlds smallest strongest motor coupled with innovative proprietary accessories to include; brushes and brush socks, cleaning rods, and attachments. We've partnered with industry leaders to bring our customers a high-quality durable product. FrogLube has added their signature cleaning and lubricant products to every kit.

The patent used in products produced by BlaznTech is owned by Veniamin Bondar and not the company. The royalties the company pays could change in the future.

BLAZnTECH has filed for both the U.S. and international patents pending on our signature motorized weapons cleaning system (MWCS). Our intellectual property law firm represents 65 of the fortune 100 companies with an excellent track record of success. We have a very high probability of securing our utility patent(s). However, there is a small risk that one or both of our patents do not get issued. UPDATE U.S. Patent 9,733,038 has now been issued!

BLAZnTECH, is a late stage startup conducting a series A round of fundraising. Every startup carries risk for founders and investors. In order to mitigate those risks, we have assembled a team of industry experts and established a growth strategy targeted at positioning BLAZnTECH as the industry leader in weapons accessories. We are a veteran owned and operated weapons accessories company. We are transparent and direct in dealing with everyone involved in BLAZnTECH. Our BLAZnTECH customers, dealers, distributors, investors, and all of our supporters are the soul of our business. We believe that everyone plays an important part as a member of our team. We see the following as possible risks and things to consider when investing in BLAZnTECH, Inc.

BLAZnTECH enjoys a rich commercial market for our signature motorized weapons cleaning system (MWCS) kits and other proprietary accessories. This favorable situation may change if the federal government takes steps to limit personal weapons and firearms rights afforded to Americans under the 2nd Amendment to the US Constitution. Given the current and incoming elected officials and appointees, we expect this is a very small possibility.

The BLAZnTECH community has provided us with excellent product reviews and testimonials. We are very proud of our product consistency and the high-quality standards we maintain. As we ramp up our production to meet the ever growing demand for BLAZnTECH products, our focus will always be on ensuring customer satisfaction. Our manufacturing partners are ISO 9001 certified, exceeding the industry standard in quality control management.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than $10 million , the amount invested divided by the quotient of (a) the Valuation Cap ($10 million) divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

BLAZnTECH, Inc.

- Delaware Corporation
- Organized November 2016
- 1 employees

1221 College Park Dr
Suite 116
Dover DE 19904

https://blazntech.com

Business Description

Refer to the BLAZnTECH profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

BLAZnTECH is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us

Our Profile
Jobs
Press
Blog
Charter

Investors

Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders

Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello

hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/blazntechmwcs/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*